20012733

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53105

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: COVA Capital Partners LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3851 Jericho Turnpike, Suite 120A
(No. and Street)

Syosset	New York	11791
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edward T Gibstein 914-398-3033
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Adeptus Partners LLC
(Name – *if individual, state last, first, middle name*)

6 East 45th Street	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing
MAR 18 2020
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Edward T Gibstein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of COVA Capital Partners LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

PATRICIA ABDELNOUR -MY- COMMISSION EXPIRES SEPTEMBER 30, 2022 CONNECTICUT NOTARY PUBLIC

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ad3ptus

Adeptus Partners, LLC
Accountants | Advisors
244 West 54th Street
New York, NY 10019
phone 212.758.8050
fax 212.826.5037
www.AdeptusCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of COVA Capital Partners, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of COVA Capital Partners, LLC as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of COVA Capital Partners, LLC as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of COVA Capital Partners, LLC's management. Our responsibility is to express an opinion on COVA Capital Partners, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to COVA Capital Partners, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Adeptus Partners LLC is COVA Capital Partners, LLC's auditor since 2016.

Adeptus Partners LLC

New York, New York

March 16, 2020

Offices:
Maryland
New York City
Long Island
New Jersey

COVA CAPITAL PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2019

ASSETS

Cash and cash equivalents	$ 5,329
Receivable from clearing broker	43,316
Securities and warrants owned at market value	40,319
Other assets	17,042
TOTAL ASSETS	$ 106,006

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Accrued expenses and other liabilities	$ 28,083
MEMBER'S EQUITY	77,923
TOTAL LIABILITIES AND MEMBER'S EQUITY	$106,006

The accompanying notes are an integral part of this statement.

NOTE 1: ORGANIZATION

Cova Capital Partners, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC",) and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company was formed on June 15, 2000 under the laws of the State of New York. The Company is a wholly-owned subsidiary of Avco Capital Corp. (the "Parent"). The Company is engaged in business as a securities broker-dealer, which comprises several classes of services, including private placements and investment banking, under the Securities and Exchange Act of 1934.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

a) Accounting estimates and basis

The preparation of these financial statements is on the accrual basis of accounting in conformity with US generally accepted accounting principles which require that management make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

b) Securities and warrants owned

Proprietary securities transactions are recorded on the trade date basis, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. The Company does not carry customer securities accounts on its books. All trades are on a fully disclosed basis through Vision Financial. Customers' security transactions are reported on a settlement date basis, with related commission income and expenses reported on a trade date basis. The Company has maintained one position at its prior Clearing Broker (LEK Securities) since trading was halted in 2017. It is expected the security will begin trading again in 2020.

The Company, from time to time, receives restricted shares and/or warrants as partial compensation for their services. A portion of these securities may be sent from the Company to registered representatives as part of their compensation.

Securities owned are reported at fair value in accordance with Accounting Standards Codification (ASC 820). "*Fair Value Measurement Disclosures*".

c) Income Taxes

The Company is recognized as a single member Limited Liability Company (an "LLC") by the Internal Revenue Service. As such, it is treated as a disregarded entity and is not subject to income taxes. The Company's income or loss is reportable by its Parent on its tax return.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (continued)

d) Recently Issued Accounting Pronouncements

In connection with the new FASB standard 842 regarding leases, which takes effect as of January 1, 2021, management has evaluated the financial impact the standards will have on the Company's financial statements using a modified retrospective transition approach. The Company does not maintain any leases in excess of a one-year term. As such, the Company does not have an obligation to record a right to use asset or an offsetting lease obligation. There will be no impact to the Company's net capital.

NOTE 3: REVENUE RECOGNITION FROM CONTRACTS WITH CUSTOMERS

Significant Judgements

Revenue from contracts with customers includes fees earned from advisory services, investment banking, and private placements. The recognition and measurement of revenue is based on the assessment of individual contracts terms. Significant judgement is required to determine whether performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Advisory Services

The Company principally provides financial advisory services to U.S. based companies, including mergers and acquisition related services. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are negotiated on both fixed fee and hourly rate arrangements. In the case of non-refundable retainers and fees that are received monthly, they are recognized as revenue at that time as they relate specifically to the services provided in that period.

Investment Banking Fees

The Company provides investment banking services to U.S. based companies, including mergers and acquisition related services. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are negotiated on a fixed fees or contingent basis. In the case of non-refundable retainers and fees that are received monthly, they are recognized as revenue at that time when the fees are paid to the Company for the services provided in that period.

Placement Fees

The Company acts as an agent for equity and debt private placements on behalf of its clients. As additional consideration for the investment advisory services noted above the Company receives fees that vary based on specified performance measures, for example, when a placement or non-securities related success occurs. Revenues are recognized at the point in time when it is probable that a significant reversal will not occur.

NOTE 3: REVENUE RECOGNITION FROM CONTRACTS WITH CUSTOMERS (continued)

Commission Revenue

Commission revenue represents sales commission generated by advisors for their clients' purchases and sales of securities on exchanges and over-the-counter, as well as purchases of other investment products. The Company views the selling, distribution and marketing, or any combination thereof, of investment products to such clients as a single performance obligation to the product sponsors.

The Company is the principal for commission revenue, as it is responsible for the clients' purchases and sales and maintains relationships with the product sponsors. The advisors, if any, assist the Company in performing its obligations. Accordingly, total commission revenues are reported on a gross basis.

Other Income

Other income is generated by interest income from margin accounts, firm account revenue, and other fees charged to customers and is recognized when earned.

NOTE 4: RECEIVABLE FROM CLEARING BROKER/SECURITIES HELD AT BROKER

The Company conducts business and clears its proprietary and customer transactions through Vision Financial on a fully disclosed basis. The Company earns commissions as an introducing broker for the transactions of its customers. The clearing and depository operations of the Company's customer accounts are performed by its clearing broker pursuant to a clearing agreement.

NOTE 5: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2019, the Company had net capital of $20,562 which exceeded the minimum requirement of $5,000 by $15,562. The Company's ratio of aggregate indebtedness to net capital ratio was 1.37 to 1.

NOTE 6: RESERVE REQUIREMENT PURSUANT TO RULE 15c3-3

All customer transactions are cleared through a Clearing Broker on a fully disclosed basis. Therefore, the Company is not required to maintain a separate bank account for the exclusive benefit of customers or to segregate customer securities in accordance with Rule 15c3-3(k)(2)(ii) of the Securities and Exchange Commission.

Note 7: FAIR VALUE MEASUREMENTS

FASB ASC 820 defines fair value, establishes a frame work for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the assets or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 – Quoted prices in active markets for identical securities.

Level 2 – Observable inputs other than quoted prices included in level 1, such as quoted prices for similar securities in active markets; quoted prices for identical or similar securities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data (Including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3 – Pricing inputs are unobservable that are significant to the fair value measurement and include situations where there is little if any market activity for the investment. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The following tables presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2019:

Assets	Level 1	Level 2	Level 3	Fair Value
Equity-based instruments				
Unrestricted	$ -	$ -	$ 8,600	$ 8,600
Restricted	-	-	31,719	$31,719
TOTALS	$ -	$ -	$40,319	$40,319

Securities owned-unrestricted are valued using the latest quoted market prices.

The following table presents a reconciliation of the Partnership's Level 3 investments measured at fair value for the year ended December 31, 2019:

Fair value as of December 31, 2018	$35,759
Change in unrealized	4,560
Fair value as of December 31, 2019	$40,319

Note 7: FAIR VALUE MEASUREMENTS (continued)

Securities owned-restricted are investments in private companies consisting of direct equity investments in such entities. Generally, the Company acquired direct ownership in interests in the private companies as a result of investment banking or advisory services rendered. Fair value of the restricted securities was determined by the amount the stock was sold for during the year by the private companies to third parties multiplied by a discount rate because of the restrictions placed on selling the stock. The discounts applied to the restricted stock at December 31, 2019 ranged from 50% to 75%.

NOTE 8: COMMITMENTS AND CONTINGENT LIABILITIES

a) Lease commitments
On April 11, 2016 the Company moved into office space at 6851 Jericho Turnpike, Suite 130, Syosset, NY 11791. The current lease is for $1,000 per month rent and originally expired on December 31, 2017. The lease was extended on a month to month basis. The monthly rent commitment remains at $1,000.

The rent expense was $12,000 for the year ended December 31, 2019.

b) Brokerage activities
In the normal course of business, the Company is engaged in various brokerage activities on an agency basis through a clearing broker. In connection with these activities, a customer's unsettled transactions may expose the Company to off-balance sheet risk in the event the customer is unable to fulfill their contractual obligations. Significant credit exposure may result in the event that the Company's clearing broker is unable to fulfill their contractual obligation.

c) Legal matters
From time to time, the Company may be a respondent in legal actions incidental to its securities business. These cases may allege violations of various securities rules and claim damages plus the recovery of legal fees and other costs. As of December 31, 2019, the Company does not believe that these matters will have a material adverse effect on the Company's financial condition.

NOTE 9: CONCENTRATION AND CREDIT RISKS

Bank Deposits – The company maintains cash balances at one bank. These accounts are covered by Federal Deposit Insurance Corporation ("FDIC") limits.

NOTE 10: RELATED PARTY TRANSACTIONS

During the year ended December 31, 2019, in transactions with its parent, the Company made cash capital withdrawals of $115,100.

Note 11: SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2019 for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date these financial statements were available to be issued. Based upon this review, the Company had determined that there were no events which took place that would have a material impact on its financial statements.